Jim B. Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
United States Securities And Exchange Commission
Washington, D.C. 20549

11 February 2011

Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 001-11960

Dear Mr Rosenberg

We have received your letter dated 8 February 2011 and are in the process of addressing the points raised therein.

Unfortunately, due to the significant commitments of producing our 2010 Annual Report and Form-20F and month end reporting requirements in February, we do not anticipate that we will be able to respond within the original 10-business day reply period. Accordingly, we are writing to notify you that we anticipate submitting our response by 11 March, in other words, within a 23 business day period.

We trust you will find this satisfactory, but should you need further clarification please do not hesitate to contact me on +44 1625 517279.

Yours sincerely
Andy Chard
Director of External Reporting